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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 4                       Washington, D. C. 20549

                                                           OMB Number: 3235-0287


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue. See
    Instruction 1(b).


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|1. Name and Address of Reporting Person *       |2. Issuer Name and Ticker or Trading Symbol|6.Relationship of Reporting Person(s)|
|                                                |                                           |   to Issuer (Check all applicable)  |
|  Dixon           Robert                    E.  |              (PASA)                       |   [ ] Director   [X] 10% Owner      |
|------------------------------------------------|-------------------------------------------|   [ ] Officer    [ ] Other          |
| (Last)          (First)                (Middle)|3. IRS Identifica- |4. Statement for       |       (give          (specify below)|
|                                                |   tion Number of  |   Month/Year          |       title below)                  |
|  150 Post Street, Suite 405                    |   Reporting       |                       |                                     |
|------------------------------------------------|   Person, if an   |   11/02               |                                     |
|                (Street)                        |   entity          |-----------------------|-------------------------------------|
|                                                |   (Voluntary)     |5. If Amendment, Date  |7. Individual or Joint/Group Filing  |
|  San Francisco              CA          94108  |                   |   of Original         |       (Check Applicable Line)       |
|------------------------------------------------|                   |   (Month/Year)        | [ ] Form Filed By One Reporting     |
| (City)                      (State)      (Zip) |                   |                       |     Person                          |
|                                                |                   |                       | [X] Form Filed By More than One     |
|                                                |                   |                       |     Reporting Person                |
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|                                                |                                                                                 |
|                                                | Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned|
------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Security            |2. Trans-  |3. Trans- |4. Securities Acquired |5. Amount of    |6. Ownership  |7. Nature of      |
|  (Instr. 3)                    |   action  |   action | (A) or Disposed of (D)|   Securities   |   Form:      |   Indirect       |
|                                |   Date    |   Code   | (Instr. 3, 4 & 5)     |   Beneficially |   Direct (D) |   Beneficial     |
|                                |   (Month/ |   (Instr.|                       |   Owned at End |   or         |   Ownership      |
|                                |   Day/    |    8)    |                       |   of Month     |   Indirect(I)|   (Instr. 4)     |
|                                |   Year)   |----------|-----------------------|   (Instr. 3    |   (Instr. 4) |                  |
|                                |           |     |    |         |(A) |        |    and 4)      |              |                  |
|                                |           |Code | V  | Amount  |or  | Price  |                |              |       ***        |
|                                |           |     |    |         |(D) |        |                |              |                  |
|--------------------------------|-----------|----------|---------|----|--------|----------------|--------------|------------------|
|                                |           |     |    |         |    |        |                |              | Control person of|
|  Common Stock                  | 10/24/02  |  P  |    | 728,571 | A  | $0.10  | 2,834,343      |      I       | Sutter Holding   |
|                                |           |     |    |         |    |        |                |              | Company, Inc.    |
-----------------------------------------------------------------------------------------------------------------------------------|
|                                |           |     |    |         |    |        |                |              | Control person of|
|  Common Stock                  | 10/25/02  |  P  |    |  50,000 | A  | $0.06  | 2,884,343      |      I       | Sutter Holding   |
|                                |           |     |    |         |    |        |                |              | Company, Inc.    |
-----------------------------------------------------------------------------------------------------------------------------------|
|                                |           |     |    |         |    |        |                |              | Control person of|
|  Common Stock                  | 11/05/02  |  S  |    |  50,000 | D  | $0.06  | 2,879,343      |      I       | Sutter Holding   |
|                                |           |     |    |         |    |        |                |              | Company, Inc.    |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currrently valid OMB control number.



SEC 1474 (3-99)
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FORM 4 (Continued)
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                             Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|            |        |        |        |                 |                 |                  |        |        |       |         |
|1 Title of  |2 Con-  |3 Trans-|4 Trans-|5 Number of      |6 Date           |7 Title and Amount|8 Price |9 Number|10 Own-|11 Nature|
|  Derivative|  ver-  |  action|  action|  Derivative     |  Exercisable and|  of Underlying   |  of    | of Der-| ership| of      |
|  Security  |  sion  |  Date  |  Code  |  Securities     |  Expiration Date|  Securities      |  Deri- | ivative| Form  | Indirect|
| (Instr. 3) |  or    | (Month/| (Instr.|  Acquired (A) or| (Month/Day/Year)| (Instr. 3 & 4)   |  vative| Secur- | of    | Benefi- |
|            |  Exer- |  Day/  |   8)   |  Disposed of (D)|-----------------|------------------|  Sec-  | ties   | Deriv-| cial    |
|            |  cise  |  Year) |        |(Instr. 3, 4 & 5)| Date   | Expir- |         |Amount  |  urity | Benefi-| ative | Owner-  |
|            |  Price |        |--------|-----------------| Exer-  | ation  |  Title  |or Num- | (Instr.| cially | Secur-| ship    |
|            |  of    |        |Code| V |  (A)   |  (D)   | cisable| Date   |         |ber of  |   5)   | Owned  | ity:  | (Instr. |
|            |  Deriv-|        |    |   |        |        |        |        |         |Shares  |        | at End | Direct|   4)    |
|            |  ative |        |    |   |        |        |        |        |         |        |        | of     | (D) or|         |
|            |  Secur-|        |    |   |        |        |        |        |         |        |        | Month  | In-   |         |
|            |  ity   |        |    |   |        |        |        |        |         |        |        | (Instr.| direct|         |
|            |        |        |    |   |        |        |        |        |         |        |        |  4)    | (I)   |         |
|            |        |        |    |   |        |        |        |        |         |        |        |        |(Instr.|         |
|            |        |        |    |   |        |        |        |        |         |        |        |        |  4)   |         |
|------------|--------|--------|----|---|--------|--------|--------|--------|---------|--------|--------|--------|-------|---------|
|            |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
|            |        |        |    |   |        |        |        |        |         |        |        |        |       |         |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:*** Robert E. Dixon is Co-Chief Executive Officer and a director of Sutter Holding Company, Inc., the direct owner of 2,486,293 Shares included in this report. Robert E. Dixon is manager of Sutter Capital
                             Management, LLC which is manager of Sutter Opportunity Fund 2, LLC, the direct owner of 393,050 shares included in this report. Sutter Opportunity Fund 2, LLC holds approximately 31% of the capital stock of
                             Sutter Holding Company, Inc. All entities have the same business address as Mr. Dixon set forth in Item
                             1 above.


                                                                           Signatures of Reporting Persons


                                                                           /s/ Robert E. Dixon                       11/15/2002
                                                                           -------------------------------------     ----------
                                                                               Robert E. Dixon                          Date


                                                                           Sutter Capital Management, LLC


                                                                           BY:   /s/ Robert E. Dixon                     11/15/2002
                                                                                 -----------------------------------     ----------
                                                                                     Robert E. Dixon, Manager               Date


                                                                           Sutter Opportunity Fund 2, LLC

                                                                           BY: Sutter Capital Management, LLC
                                                                               Manager


                                                                                BY:   /s/ Robert E. Dixon                11/15/2002
                                                                                      ---------------------------------  ----------
                                                                                          Robert E. Dixon, Manager          Date


                                                                           Sutter Holding Company, Inc.


                                                                           BY:   /s/ Robert E. Dixon                     11/15/2002
                                                                                 -----------------------------------     ----------
                                                                                     Robert E. Dixon, Co-Chief               Date
                                                                                     Executive Officer

**  Intentional misstatement or ommissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: Transmit one copy of this Form to EDGAR, using a typed signature. If space is insufficient, see Intruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currrently valid OMB control number.
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